HANMI FINANCIAL CORPORATION

3660 Wilshire Boulevard, Penthouse Suite A

Los Angeles, California 90010

Mr. Amit Pande

Accounting Branch Chief, Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

November 29, 2011

In Receipt of Correspondence Re:	Hanmi Financial Corporation

Form 10K for the fiscal year ended December 31, 2010

Filed March 16, 2011

Form 10Q for the quarter ended June 30, 2011

Filed August 9, 2011

File No. 000-30421

Dear Mr. Pande:

We are in receipt of correspondence from the Commission with comments regarding the Form 10K for the fiscal year ended December 31, 2010 which we filed with the Commission on March 16, 2011 and the Form 10Q for the quarter ended June 30, 2011 which we filed with the Commission on August 9, 2011. For your reference, the file number is 000-30421.

Unfortunately, due to the transitioning of certain members of senior management that recently occurred at Hanmi Financial Corporation, including the change in our CFO, the original correspondence was emailed to the previous CFO, and we did not become aware of your correspondence until today. For this reason, we would graciously like to request a fifteen business day extension, so that we can have adequate time to address and respond to your inquiries.

If you have any questions or concerns, please feel free to contact me at 213-368-3200.

Sincerely,

/s/ Lonny Robinson

Lonny Robinson

Executive Vice President and Chief Financial Officer

Hanmi Financial Corporation